SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 21, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The text issued on the website of ING Group N.V. on April 21, 2004

          http://www.ing.com

Terms of employment Executive Board members

The Dutch Corporate Governance Code requires that the main elements of the contract of an Executive Board member shall be made public immediately after it is concluded.

As of 28 April 2004, Michel Tilmant (the current vice-chairman) will succeed Ewald Kist as chairman of the Executive Board. As per the same date Cees Maas will be the new vice-chairman and will also remain Chief Financial Officer.

At the General Meeting of Shareholders on 27 April 2004 a proposal will be made for the appointment of three new Executive Board members as of 28 April 2004: Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren.

The material changes in the remuneration of the current Executive Board members and the most important elements in the contracts of employment of the nominated new members of the Executive Board have been included in the attachment.

Material changes in the remuneration for 2004 regarding the existing members of the Executive Board of ING Groep N.V.

Michel Tilmant
Following Mr. Tilmant’s appointment as Chairman of the Executive Board effective 28 April 2004, his annual fixed salary will be increased up to EUR 1,261,000 (gross). As a consequence, his pension entitlements under the prevailing Dutch pension scheme will be increased. Mr. Tilmant’s short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

Cees Maas
Following Mr. Maas’ appointment as Vice-Chairman of the Executive Board effective 28 April 2004, his annual fixed salary will be increased up to EUR 697,675 (gross).

As a consequence, his pension entitlements under the prevailing Dutch pension scheme will be increased. Mr. Maas’ short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

Fred Hubbell
Mr. Hubbell’s short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

Alexander Rinnooy Kan
Mr. Rinnooy Kan’s short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

On the basis of an advice by the Remuneration and Nomination Committee the Supervisory Board will decide on the short-term cash bonus for the year 2004 within the scope of the remuneration policy (see pages 79 through 82 of the 2003 annual report) that is submitted for adoption to the General Meeting of Shareholders in its meeting on 27 April 2004. The long-term incentive plan (see pages 80-81 of the 2003 annual report) is subject to approval by the shareholders as scheduled for the General Meeting of Shareholders on 27 April 2004.

Most important elements in the contracts of employment of the nominated members of the Executive Board of ING Groep N.V. that will apply if they are appointed by the General meeting of Shareholders on 27 April 2004

Eric Boyer de la Giroday
Mr. Boyer’s appointment by the General Meeting of Shareholders will be for a period of 4 years (ending on the day of the General Meeting of Shareholders in 2008), whereas his employment contract with ING will continue to be for an indefinite period of time. Mr. Boyer will be eligible for reappointment in 2008. Following his appointment as member of the Executive Board, Mr. Boyer shall be entitled to an annual fixed salary of EUR 882,000 (gross) including 13th month and holiday allowance. The structure and amount of Mr. Boyer’s variable remuneration, as well as his performance criteria are set by the Supervisory Board according to the remuneration policy and the long-term incentive plan as described on pages 79 through 82 of the annual report 2003, provided that the shareholders shall adopt this policy and approve the long-term incentive plan as scheduled for the General Meeting of Shareholders on 27 April 2004. Mr. Boyer’s

short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

In case of termination of the employment contract by ING, Mr. Boyer will be entitled to a gross severance payment of 2.4 times his fixed salary at that time. However, he will not be entitled to such severance payment if, among others, the contract is terminated for gross negligence or wilful misconduct or for an urgent cause as mentioned in article 7:678 of the Dutch Civil Code.

Following his appointment as member of the Executive Board, Mr. Boyer shall participate in the Dutch pension scheme for members of the Executive Board. Pursuant to this pension scheme, Mr. Boyer is entitled to a pension of a maximum of 60% of his pensionable salary as from the age of 60 years, contingent on the number of qualifying years of service. However, the company may request Mr. Boyer to step down as from the age of 57 in which case he will receive a compensation related to his last gross annual income (90%, 75% or 60%, depending on the effective date of resignation).

Eli Leenaars
Mr. Leenaars’ appointment by the General Meeting of Shareholders will be for a period of 4 years (ending on the day of the General Meeting of Shareholders in 2008), whereas his employment contract with ING will continue to be for an indefinite period of time. Mr. Leenaars will be eligible for reappointment in 2008. Following his appointment as member of the Executive Board, Mr. Leenaars shall be entitled to an annual fixed salary of EUR 634,250 (gross) including 13th month and holiday allowance. The structure and amount of Mr. Leenaars’ variable remuneration, as well as his performance criteria are set by the Supervisory Board according to the remuneration policy and the long-term incentive plan as described on pages 79 through 82 of the 2003 annual report, provided that the shareholders shall adopt this policy and approve the long-term incentive plan as scheduled for the General Meeting of Shareholders on 27 April 2004. Mr. Leenaars’ short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

In case of termination of the employment contract by ING, Mr. Leenaars will be entitled to a gross severance payment of 2.2 times his fixed salary at that time. However, he will not be entitled to such severance payment if, among others, the contract is terminated for gross negligence or wilful misconduct or for an urgent cause as mentioned in article 7:678 of the Dutch Civil Code.

Following his appointment as member of the Executive Board, Mr. Leenaars shall participate in the pension scheme for members of the Executive Board. Pursuant to this pension scheme Mr. Leenaars is entitled to a pension of a maximum of 60% of his pensionable salary as from the age of 60 years, contingent on the number of qualifying years of service. However, the company may request Mr. Leenaars to step down as from the age of 57 in which case he will receive a compensation related to his last gross annual income (90%, 75% or 60%, depending on the effective date of resignation).

Hans Verkoren
Mr Verkoren’s appointment by the General Meeting of Shareholders will be for a period of 4 years (ending on the day of the General Meeting of Shareholders in 2008, provided that he will retire on the age of 60 years, unless he has elected for retirement at the age of 61 or 62 years; for such postponed retirement the consent of the Supervisory Board is however required). Mr. Verkoren may be eligible for reappointment in 2008 for a maximum of 1 year, provided that the Supervisory Board will give its consent for postponed retirement.

Following his appointment as member of the Executive Board, Mr. Verkoren shall be entitled to an annual fixed salary of EUR 634,250 (gross) including 13th month and holiday allowance. The structure and amount of Mr. Verkoren’s variable remuneration, as well as his performance criteria are set by the Supervisory

Board according to the remuneration policy and the long-term incentive plan as described on pages 79 through 82 of the annual report 2003, provided that the shareholders shall adopt this policy and approve the long-term incentive plan as scheduled for the General Meeting of Shareholders dated 27 April 2004. Mr. Verkoren’s short-term cash bonus and long-term incentive for 2004 will be 50% (at target) of his gross fixed salary on an annual basis.

Mr. Verkoren’s employment contract does not contain a severance clause in case of termination of the employment by ING as the early resignation scheme for members of the Executive Board already applies to Mr. Verkoren (who is 57 years old at the time of his envisaged appointment as member of the Executive Board). Pursuant to this scheme, the company may request Mr. Verkoren to step down as from the age of 57, in which case he will receive a compensation related to his last gross annual income (90%, 75% or 60%, depending on the effective date of resignation).

Following his appointment as member of the Executive Board, Mr. Verkoren shall participate in the pension scheme for members of the Executive Board. Pursuant to this pension scheme, Mr. Verkoren is entitled to a pension of a maximum of 60% of his pensionable salary as from the age of 60, contingent on the number of qualifying years of service.

21 April 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: April 21, 2004